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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROCESSED
AUG 2 6 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
AUG 2 5 2004
WASH, D.C. 185 SECTION

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

XAS Group Inc.
(Exact name of issuer as specified in its charter)

Ontario, Canada
(State or other jurisdiction of incorporation or organization)

211 Watline Ave, Suite 203 Mississauga, Ontario L4Z1P3 (800) 207-5048
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Glenn P. Hannemann 24 Brena, Irvine California 714-544-1912
(Name, address, including zip code, and telephone number, including area code, of agent for service)

4813	20-1250142
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq.* Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.

(2) Any engineering, management or similar report referenced in the offering circular.

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

PART I— NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Jaime Lobo, Director
Business: 211 Watline Ave, Suite 203 Mississauga, Ontario L4Z1P3

the issuer's officers;

(1) Jaime Lobo, CEO

Business: 211 Watline Ave, Suite 203 Mississauga, Ontario L4Z1P3

(b) the issuer's general partners;

None.

(c) record owners of 5 percent or more of any class of the issuer's equity securities;

(1) Microsourceonline, Inc.

(d) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

(1) Microsourceonline, Inc.

(e) promoters of the issuer;

(1) There are no promoters of this issue to date and shall be supplied at a later date.

(f) affiliates of the issuer;

Microsourceonline, Inc.
Business: 2810 Matheson Blvd East suite 200, Mississauga, Ontario L4W 4X7

(g) counsel to the issuer with respect to the proposed offering;

(h) Glenn P. Hannemann
24 Brena, Irvine California 714-544-1912

(i) each underwriter with respect to the proposed offering;

None

(j) the underwriter's directors;

Not Applicable

(k) the underwriter's officers;

Not Applicable

(l) the underwriter's general partners; and

Not Applicable

(m) counsel to the underwriter.

Not Applicable

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

Not Applicable

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

So confirmed.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

No underwriters or dealers or salespersons have been or are intended to be engaged.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

All States and Provinces that permit registration or qualification of this filling by notification or registration. Actual States can be provided by amendment.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:
(1) the name of such issuer;

a. XAS Group Inc. (the "Issuer")

b. Issuers affiliated with the Issues:
Not Applicable.

(2) the title and amount of securities issued;

The company issued Five Million (5,000,000) common shares to date.

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

a. All of these shares were issued in consideration of cash and services rendered on behalf of the Issuer at a deemed value per share of one cent ($0.01)

(4) the names and identities of the persons to whom the securities were issued.

a. for the Issuer:

Issuee	Number of Shares	Deemed Value Per Share	Issuee owned by affiliate of issuer
Microsourceonline, Inc.	5,000,000	($0.01)	Yes

(c) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph 5.

None

(d) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

All shares were issued pursuant the Corporate regulations in the province of Ontario and are issued to the single current shareholder. No reporting is required for this type of issuance within the Province nor in the United States pursuant to an extraterritorial exemption.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

Neither the issuer, nor any of its affiliates, is currently contemplating or conducting an offering of any securities for the corporation other than those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

Not Applicable.

(2) To stabilize the market for any of the securities to be offered;

Not Applicable.

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

Not Applicable.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not Applicable

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Other than the issuer's directors, officers, counsel, and accountants, no experts participated in the preparation or certification of the offering statement or any part thereof. None of those who did participate were employed for that purpose on a contingent basis.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No publication whatsoever, including that authorized by Rule 254 was used prior to the filing of this notification.

PART II — OFFERING CIRCULAR

Financial Statement requirements, regardless of the applicable disclosure model, are specified in Part F/S of this Form 1-A.

The Commission encourages the use of management's projections of future economic performance that have a reasonable basis and are presented in an appropriate format. See Rule 175, 17 CFR 230.175.

The narrative disclosure contents of offering circulars are specified as follows:

A: For all corporate issuers - the information required by Model A of this Part II of Form 1-A.

B: For all other issuers and for any issuer that so chooses - the information required by either Part I of Form SB-2, 17 CFR 239.29, except for the financial statements called for there, or Model B of this Part II of Form 1-A. Offering circulars prepared pursuant to this instruction need not follow the order of the items or other requirements of the disclosure form. Such information shall not, however, be set forth in such a fashion as to obscure any of the required information or any information necessary to keep the required information from being incomplete or misleading. Information requested to be presented in a specified tabular format shall be given in substantially the tabular form specified in the item.

****

OFFERING CIRCULAR MODEL A.

GENERAL INSTRUCTIONS:

COVER PAGE

XAS Group Inc.
An Ontario Corporation

Type of securities offered: Common voting Stock, $0.001 Par value (the "Common Stock" or the "Shares").

Maximum number of securities offered: 5,000,000

Minimum number of securities offered: 0

Price per security: $1.00

Total proceeds: If maximum sold: $5,000,000. If minimum sold: $0.00 (See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? Yes.

If yes, what percent is commission of price to public? Ten percent (10%)

Is there other compensation to selling agent(s)? [*] Yes [ ] No

Is there a finder's fee or similar payment to any person? [ ] Yes [*] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [*] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [*] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [*] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company: (Check at least one, as appropriate)
[ ] Has never conducted operations.
[ ] Is in the development stage.
[*] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify): ______________________________

This Offering (the "Offering") is being made on a "best efforts basis," and there is a minimum number of Shares that must be sold in the Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions shall be irrevocable if the minimum number of Shares are sold.

The Offering will begin on the effective date of this Offering Circular, and continue until the Company has sold all of the Shares offered hereby, or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

This Offering is not contingent upon any minimum number of Shares being sold, and it is on a first-come, first-served basis. If subscriptions exceed 5,000,000 Shares, all excess subscriptions shall be promptly returned to the subscribers thereof (without interest), and without deduction for commissions or expenses.

NO STATE REGISTRATION: THE COMPANY HAS NOT AS YET REGISTERED FOR SALE IN ANY STATE. THE COMPANY CAN OFFER NO ASSURANCE THAT STATE LAWS ARE NOT VIOLATED THROUGH THE FURTHER SALE OF ITS SECURITIES. THE COMPANY INTENDS TO REGISTER ITS SHARES FOR SALE IN THOSE STATES IN WHICH THERE ARE INDICATIONS OF SUFFICIENT INTEREST. SO FAR, NO SHARES HAVE BEEN OFFERED, AND THEREFORE THERE HAVE BEEN NO INDICATIONS OF INTEREST FROM ANY STATE.

This offering is intended to be registered or qualified for offer and sale in the following states:

State	*State File No.*	*Effective Date*
New York		
Florida		
California		
Massachusetts		
Ohio		
Illinois		
Texas		
Arkansas		
Maryland		
Georgia		

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 72 pages.

THE COMPANY

1. Exact corporate name: XAS Telecom Inc.

State and date of incorporation: Ontario, March 26th 2004

Street address of principal office: 211 Watline Ave, Suite 203 Mississauga, Ontario L4Z1P3

Company Telephone Number: (800) 207-5048

Fiscal year (month) (day): May 31st 2004

Person(s) to contact at Company with respect to offering:

Jaime Lobo, CEO

Telephone Number (if different from above): Same

XAS Group Inc. Operating as XAS Telecom is a Ontario based Corporation incorporated under the laws of the Province of Ontario. XAS Telecom currently provides a range of Voice over IP (internet telephone) services for clients in the province of Ontario.

A maximum of 5,000,000 Common Shares, and a minimum of 0 Shares, are being offered to the public at $1.00 per share. This means a maximum of $5,000,000 and a minimum of $0 of gross proceeds from this Offering will be received by the Company. Insiders hold Five Million (5,000,000) shares of previously-issued (in private placements) shares of the Common Stock. This means that upon completion of the Offering, about Fifty Percent (50%) of the Common Stock will be held by these insiders, and Fifty Percent (50%) by the public, assuming that all Shares offered in this Offering are sold.

The company is self underwriting this offering although outside sales agents may be engaged.

Of the Shares offered hereby, all Shares are being offered by the Company, and no Shares are being offered by stockholders of the Company. The Company will receive all proceeds from the sale of Shares, after expenses and any brokers' or underwriters' compensation. Prior to this Offering, there has been no public market for the Company's Common Stock.

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

High Risk Investment. The securities offered hereby are highly speculative, involve a high degree of risk, and should be purchased only by persons who can afford to lose their entire investment. Prospective investors should consider very carefully the following risk factors, as well as all of the other information set forth elsewhere in this prospectus.

The following factors, in addition to the other information contained in this prospectus, should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and in "Business of the Company" as well as those discussed elsewhere in this prospectus.

(1) The Corporation's recent origin. The Company is only recently formed and faces All of the challenges of a start-up organization including market acceptance and sustained and controlled growth.

(2) Minimal Revenues. The company has virtually no revenues, as a start-up operation and there is no guarantee of future revenues.

(3) Market acceptance of low cost long-distance model. The low cost long-distance business model is novel and while it is believed to be accepted, there can be no guarantee that the commercial acceptance will be sufficient to be profitable.

(4) Recruitment of competent Management. As anticipated growth is achieved more competent management will be required. There can be no guarantee that the company will be able to secure competent management in a timely and cost effective manner to match anticipated growth requirements for the corporation.

(5) A major long distance provider aligning with this untapped market with its own offering. As Voice over Internet technology becomes more mainstream it may be possible that major long distance providors will offer similar types of services to the same audience. Several large providors are now offering Voice over Internet long distance services and may seriously impact the companies profitability and market acceptance.

(6) Failure to Raise More Than Minimum Offering. There is no minimum number of shares which must be sold in this Offering and therefore the company may not have raised adequate capital to complete its business plan.

(7) Significant change in telecom & computer technology markets. The market in which the Company is to embark is rapidly changing in technological developments. The company will be under constant technological pressure for service quality and pricing in the long distance industry. There is no guarantee that the Company will be able to adapt it's pricing and service quality to match the anticipated future levels of sound quality and reduced long distance pricing.

(8) Best Efforts Offering. This Offering is being made on a "best efforts basis," and there is a no minimum number of shares, which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

(9) Need for Additional Capital. The Company plans an ambitious marketing and expansion program of the services offered via its web site that will require expenditure of the net proceeds from this Offering. If less than all of the Shares offered are sold, the Company may have to delay or modify its marketing plans and proceed on a much slower or smaller scale. There can be no assurance that any delay or modification of the Company's marketing plans would not adversely affect the Company's business, financial condition, and results of operations. If additional funds are needed to develop and market its products and services, the Company may be required to seek additional financing. The Company may not be able to obtain such additional financing, or, if obtained, such financing may not be on terms favorable to the Company or to the purchasers of the Shares.

(10) No Regular Trading Market May Develop. Following the Offering, the Company may be considered a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934 (the "Exchange Act"), depending on how many securities are sold, and to how many investors. The vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Further limitations upon the development of a trading market are likely by virtue of regulations under Rule 15c2-11 of the Exchange Act which require that before broker-dealers can make a market in the Company's securities, and thereafter as they continue making the market, the Company must provide these broker-dealers with current information about the Company. The Company presently has formulated limited specific plans to distribute current information to broker-dealers, and will only do so if there appears otherwise to be adequate interest in making a market in the Company's securities. Furthermore, in view of the relatively small size of the Offering, the duration of the Offering, and the nature of the Company as a "non-reporting" issuer, it is possible that a regular trading market will not develop in the near term, if at all, or that if developed, it will be sustained. Accordingly, an investment in the Company's Common Stock should be considered highly illiquid.

(11) No State Registration. The Company has not as yet registered its Shares for sale in any state. The Company can undertake offer no assurance that state laws are not violated through the further sale of its securities. The Company intends to register its Shares for sale in those states in which there are indications of sufficient interest. So far, no Shares have been offered, and therefore there have been no indications of interest from any state.

(12) Arbitrary Offering Price of the Company's Securities. Prior to this Offering, there has been no public market for the securities of the Company. The initial Offering price of the Shares has been determined arbitrarily, with no consideration being given to the current status of the Company's business, the value of its properties, its financial condition, its present and prospective operations, the general status of the securities markets, and the market conditions for new offerings of securities. The initial offering price bears no relationship to the assets, net worth, book value, recent sales, price of shares issued to founding shareholders, or any other ordinary criteria of value.

(13) No Prior Market for Common Stock. Prior to this Offering, there has been no public market for the Company's securities, and there can be no assurance that an active trading market will develop after this Offering, or, if developed, that it will be sustained. At least initially, the Company will be too small for its securities to be included on the NASDAQ SmallCap Market. Such securities may be subject to a rule under the Exchange Act that imposes additional stringent sales practice requirements on broker-dealers who sell the Shares. Those sales practice requirements, if imposed, would adversely affect the ability of broker-dealers to sell the Shares, and consequently would adversely affect the public market for and the trading price of the Common Stock.

(14) Shares Eligible for Future Sale. The availability for sale of certain shares of Common Stock held by existing shareholders of the Company after this offering could adversely affect the market price of the Common Stock. Of the maximum of 10,000,000 shares of Common Stock to be outstanding following this Offering, 5,000,000 shares were issued to the Company's existing shareholders prior to this Offering in private transactions in reliance upon exemptions from registration under the Exchange Act, and are, therefore, "restricted securities" under the Exchange Act, which may not be sold publicly unless the shares are registered under the Exchange Act or are sold under Rules 144 or 144A of the Exchange Act after expiration of applicable holding periods as discussed in greater detail in Section __, below. Sales of substantial amounts of the Company's currently outstanding shares could adversely affect prevailing market prices of the Company's securities (including but not limited to the Shares) and the Company's ability to raise additional capital by occurring at a time when it would be advantageous for the Company to sell securities.

(15) Underwriters' Influence on the Market. The Company presently has no underwriter for the offering and therefore cannot expect any underwriter to influence or support the companies shares on any market.

(16) Dilution. Purchasers of the Shares offered hereby will incur an immediate substantial dilution, in terms of book value, from the public Offering price of approximately $1.00 per Share, assuming that all offered shares are sold. Shareholders can expect a dilution of at least $0.50 per share.

(17) No Dividends. No dividends have been paid on the Common Stock of the Company. The Company does not intend to pay cash dividends on its Common Stock in the foreseeable

future, and anticipates that profits, if any, received from operations will be devoted to facilitating growth of the Company's future operations. Any decision to pay dividends will depend upon the Company's profitability at the time, cash available therefor, and other relevant factors, and will be made by the Company's Board of Directors in the exercise of its sole and exclusive discretion.

(18) Brief Operating History as a Long Distance Telecom Company; Uncertainty of Future Operating Results. The Company has an operating history of four (4) months' experience offering its services to customers in Ontario upon which an evaluation of its business and prospects can be based. Since inception, the Company's long distance business has generated sales and income of $4,696.00 . The Company does not expect to achieve profitability for the next several quarters, and there can be no assurance that it will be profitable thereafter, or that the Company will sustain any such profitability if achieved. The limited operating history of the Company makes the prediction of future results of operations difficult if not impossible, and the Company and its prospects must be considered in light of the risks, costs, and difficulties frequently encountered by emerging companies, particularly companies in the highly competitive computer sales industry.

(19) Emerging Service Level; Dependence on Telecommunications Carriers and Other Service Providers; Demand for Products. The market for the Company's services continues to develop. Although the rapid expansion and increasing complexity in recent years of internet and telecom provider services allows the Company's to provide services facilitating low cost long distance services within the Ontario area. Delays in the introduction of advanced services, such as network management outsourcing, failure of such services to gain widespread market acceptance, or the decisions of telecommunications carriers and other service providers in the deployment of these services would have a material adverse effect on the Company's business, operating results, and financial condition.

(20) Dependence on Key Personnel. The Company's success is substantially dependent upon a limited number of key management, sales, product development, technical services, and customer support personnel. The Company believes that its future success will depend in large part on its ability to attract and retain highly-skilled managerial, sales, technical services, customer support, and service development personnel. Competition for qualified personnel in the telecom industry is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. The loss of the services of one or more of such key employees could have a material adverse effect on the Company's business, financial condition, or results of operations. In particular, the Company would be materially adversely affected if it were to lose the services of Jaime Lobo, Chief Executive Officer, who has provided significant leadership, direction, and services to the Company since its inception. The Company does not have employment contracts with, and does not hold key-man life insurance or accident insurance policies on, these key personnel. Even if it did, there is no assurance that these persons could be replaced by qualified personnel. At the same time, there are numbers of well-trained prospective technical employees readily available in today's tight marketplace, though at substantial cost. Failure to attract and retain key personnel could materially adversely affect the Company's business, operating, results, or financial condition.

(21) New Services and Rapid Technological Change. The market for the Company's services is comprised of purchasers and resellers of products characterized by rapidly changing technologies, evolving industry standards, changing regulatory environments, frequent new

product introductions, and rapid changes in customer requirements and preferences. There can be no assurance that the introduction or announcement of new and/or improved services by the Company will cause customers to continue or increase their use of Company services or purchases of products offered through those services, nor can there be any assurance that the products offered by XAS Telecom will continue to spur demand for these long distance requirements. Any decrease in the utilization of the services offered through the Company infrastructure could have a material adverse effect on the Company's business, operating results, or financial condition.

(22) Risk of Service Level Failure. Computer, Switching and Telecom products as internally complex may contain errors or defects, especially when first introduced or when new versions or enhancements are released. Because the Company does not itself manufacture any of the products, but rather provides the mechanism by which said sales may be more expeditiously effected, the Company does not maintain product liability insurance. Although the Company's agreements with suppliers of these computer and telecom will typically contain provisions designed to limit the Company's exposure to potential claims as well as any liabilities arising from such claims, such provisions may not effectively protect the Company against such claims and the liability and costs associated therewith. Accordingly, any such claim could have a material adverse effect upon the Company's business, results of operations, or financial condition.

(23) Competition. There are other low cost long distance services offering similar low cost flat rate long distance billing. Some of the Company's current and potential competitors may have longer operating histories and may have significantly greater financial, technical, sales, marketing, and other resources, as well as greater name recognition and a larger customer base or larger product order base, than the Company. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer preferences or requirements, or to devote greater resources to the development, promotion, sale, and support of mechanisms to facilitate sales of long distance products than the Company. Moreover, the Company's current and potential competitors may increase their share of the local long distance market in Ontario by strategic alliances and/or the acquisition of competing companies. Finally, the principal competitive factors affecting the market for the Company's services are functionality, speed, variety, security, and facility of effecting purchases. The Company's market is continually evolving, and there can be no assurance that the Company will be able to compete successfully against current or future competitors, and the failure to do so successfully would have a materially adverse effect upon the Company's business, operating results, and financial condition.

(24) Intellectual Property and Other Proprietary Rights. The Company's success and ability to compete is dependent in significant part upon its proprietary server technology. The Company relies on a combination of trade secret, copyright, and trademark laws, nondisclosure and other contractual agreements, and technical measures to protect its proprietary rights. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy or "reverse-engineer" aspects of the Company's services or to obtain and use information of, from, or by the Company that the Company regards as proprietary. There can be no assurance that the steps taken by the Company to protect its proprietary technology will prevent misappropriation of such technology, and such protections may not preclude competitors from developing services (including switches and computer servers) with functionality or features similar to those of the Company. This would have a material adverse affect on the Company's business, operating results, or financial

condition. In addition, the Company's internet site is accessible globally, and effective copyright and trade secret protection may be unavailable or limited in certain foreign countries. While the Company believes that its web site, services, and trademarks do not infringe upon the proprietary rights of third parties, there can be no assurance that the Company will not receive future communications from third parties asserting that the Company's services infringe, or may infringe, the proprietary rights of third parties. Any infringement claims, with or without merit, could be time-consuming, result in costly litigation and diversion of important technical and management personnel, cause product shipment delays, or require the Company to develop non-infringing technology. In the event of a successful claim of technology infringement against the Company and failure or inability of the Company to develop non-infringing technology or license the infringed or similar technology, the Company's business, operating results, or financial condition could be materially adversely affected.

(25) No Prior Trading Market for Common Stock; Potential Volatility of Stock Price. Prior to this Offering, there has been no public market for the Common Stock of the Company, and there can be no assurance that an active trading market will develop or be sustained after this Offering. The initial public Offering price has been determined arbitrarily, and may not be indicative of the market price of the Common Stock after this Offering. The market price of the Shares is likely to be highly volatile, and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technological innovations, new services, product offerings, or new contracts by the Company or its competitors, developments with respect to copyrights or proprietary rights, adoption of new accounting standards affecting the computer industry, general market conditions, and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market price for the common stocks of technology companies. These types of broad market fluctuations may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been initiated against such company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect upon the Company's business, operating results, or financial condition.

(26) General Economic and Market Conditions. Segments of the telecom industry have experienced significant economic downturns characterized by decreased product demand, price erosion, work slowdowns, and layoffs. The Company's operations may in the future experience substantial fluctuations from period to period as a consequence of general economic conditions affecting the timing of orders from major customers and other factors affecting capital spending. Therefore, any economic downturns in general would have a material adverse effect on the Company's business, operating results, and financial condition.

(27) Control by Existing Stockholders. Immediately after the closing of this Offering, assuming that the maximum of securities offered hereby are sold, 5,000,000 of the outstanding Common Stock will be held by the parent corporation. As a result, those directors and officers, if acting together, would be able to control substantially all matters requiring approval by the stockholders of the Company, including the election of all directors and approval of significant corporate transactions. The present stockholders, if acting together, would be able to continue controlling substantially all matters requiring approval by the stockholders of the Company, including the election of all directors and approval of

significant corporate transactions. This could make it impossible for the new, public stockholders to influence the affairs of the Company.

(28) Anti-takeover Effects of State Law.

(29) Shares Eligible For Future Sale. Sales of a substantial number of Shares in the public market after this Offering could materially adversely affect the market price of the Common Stock. Such sales also might make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems appropriate.

(30) Dilution; Potential Need for Additional Financing; Dividend Policy. Investors participating in this offering will incur immediate and substantial dilution of pro forma net tangible book value per share of at least $0.50_ from the initial public Offering price. There can be no assurance that the Company will not require additional funds to support its working capital requirements or for other purposes, in which case the Company may seek to raise such additional funds through public or private equity financing or from other sources. There can be no assurance that such additional financing will be available or that, if available, such financing will be obtained on terms favorable to the Company and would not result in additional dilution to the Company's stockholders.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

XAS TELECOM is presently operating and selling flat rate long distance products through a Voice over Internet Protocol (VOIP) back end.

Flat Rate Long Distance

This will be the fastest growing segment of our business. We are currently offering, through the internet and by word of mouth, Flat rate long distance services to residents and businesses located in Ontario.

We currently offer the following services.

Enhanced Calling Area: We curenty offer commercial and residential customers flat rate calling to the following areas:

London plus
Ailsa Craig, Alvinston., Alvinston. Independent, Arkona, Aylmer, Beachville, Belmont, Brownsville,

Centralia, Crediton, Dashwood, Dorchester, Dublin, Dutton, Eastwood, Embro, Exeter, Fingal, Glen Bend, Granton, Harrietsville, Hensall,
Hensall Independent, Hickson, Ilderton, Ingersoll, Innerkip, Inwood, Kerwood, Kintore, Kirkton, Lambeth, Langton, Lucan, Melbourne, Mitchell, Mount Brydges, Nairn, Norwich, Norwich Independent, Otterville, Parkhill, Port Burwell, Port Franks, Port Stanley, Rodney, Seaforth Independent, Sebringville, Shedden, Sparta, St Marys, St Thomas, Straffordville, Strathroy, Thamesford, Thedford, Thorndale, Tillsonburg, Uniondale, Wardsville, Watford, Watford Independent, West Lorne, Woodstock, Woodstock Independent and Zurich

Hamilton Plus
Ancaster, Binbrook Burlington, Caledonia, Cayuga, Dundas, Dunnville, Fisherville, Freelton Grimsby, Hagersville, Jarvis, Lynden, Mount Hope, Selkirk, Stoney Creek, Waterdown, West Lincoln, and Winona

Kitchener-Waterloo Plus
Atwood, Ayr, Baden, Breslau, Bright, Clifford, Drayton, Drumbo, Elmira, Elora, Galt, Gorrie, Harriston, Hespeler, Linwood, Listowel, Milverton, Monkton, New Dundee, New Hamburg, Palmerston, Plattsville, Preston, Shakespeare, St Clements, St Jacobs, Stratford, Tavistock, and Wellesley

Toronto Plus
Ajax-Pickering, Aurora, Beeton, Bethesda, Bolton, Brampton, Caledon, Caledon East, Campbellville, Castlemore, Claremont, Clarkson, Concord, Cooksville, Georgetown, Gormley, King City, Kleinberg, Malton, Maple, Markham, Milton, Nobelton, Oak Ridges, Oakville, Palgrave, Port Credit, Richmond Hill, Schomberg, Snelgrove, South Pickering, Stouffville, Streetsville, Thornhill, Tottenham, Unionville, Uxbridge, Victoria, Woodbridge,

We are presently selling this service.

Ontario Calling We are currently offering flat rate unlimited long distance to the following areas for business and residential customers

A

- Aberarder
- Acton
- Adolphustown
- Ailsa Craig
- Ajax-Pickering
- Alban
- Algoma Mills
- Alliston
- Almonte
- Alvinston
- Alvinston Independent
- Amherstburg
- Ancaster
- Apsley
- Arden
- Arkona

- Arnprior
- Arthur
- Athens
- Atwood
- Aurora
- Aylmer
- Aylmer, QC
- Ayr
- Azilda

B

- Baden
- Bailieboro
- Barrie
- Batchawana Bay
- Bath
- Beachville
- Beeton
- Belle River
- Belleville
- Belmont
- Bethany
- Bethesda
- Binbrook
- Blackstock
- Blenheim
- Blezzard Valley
- Blind River
- Bloomfield
- Bluewater
- Bolton
- Bonfield
- Borden-Angus
- Bothwell
- Bourget
- Bowmanville
- Bradford
- Brampton
- Brantford
- Brechin
- Breslau
- Bridgenorth
- Brigden
- Bright
- Brighton
- Bright's Grove
- Brockville
- Brooklin
- Brownsville

- Bruce Mines
- Buckhorn
- Buckingham, QC
- Burford
- Burgessville
- Burleigh Falls
- Burlington

C

- Caledon
- Caledon East
- Caledonia
- Callander
- Campbellford
- Campbellville
- Capreol
- Cardinal
- Carleton Place
- Carp
- Cartier
- Casselman
- Castlemore
- Cavan
- Cayuga
- Centralia
- Chatham
- Chelmsford
- Chelsea, QC
- Chesterville
- Christian Island
- Chub Lake
- Claremont
- Clarence Creek
- Clarkson
- Clifford
- Coldwater
- Collingwood
- Comber
- Coniston
- Connaught
- Constance Bay
- Cookstown
- Cooksville
- Corunna
- Cottam
- Courtright
- Crediton
- Creemore
- Crysler

- Cumberland

D

- Dashwood
- Delhi
- Delta
- Desbarats
- Deseronto
- Deux-Rivières
- Dokis
- Dorchester
- Drayton
- Dresden
- Drumbo
- Dublin
- Dundas
- Dunnville
- Dutton

E

- Eastwood
- Echo Bay
- Elgin
- Elliot Lake
- Elmira
- Elmvale
- Elora
- Embro
- Embrun
- Emeryville
- Enterprise
- Erin
- Espanola
- Essex
- Estaire
- Exeter

F

- Fergus
- Field
- Fingal
- Fisherville
- Forest
- Fort Erie
- Frankford
- Freelton

G

- Galt
- Gananoque
- Garson
- Gatineau, QC
- Georgetown
- Glencoe
- Gloucester
- Gormley
- Gorrie
- Goulais
- Grand Bend
- Grand Valley
- Granton
- Gravenhurst
- Grimsby
- Guelph

H

- Hagersville
- Hamilton
- Hampton
- Hanmer
- Harrietsville
- Harriston
- Harrow
- Harrowsmith
- Hastings
- Havelock
- Hensall
- Hensall Independent
- Hespeler
- Hickson
- Highgate
- Hillsburgh
- Honey Harbour
- Hull, QC

I

- Ilderton
- Ingersoll
- Innerkip
- Inverary
- Inwood
- Iron Bridge
- Iroquois

J

- Jarvis
- Jockvale

K

- Kamiskotia
- Kanata-Stittsville
- Kazabazua, QC
- Keene
- Kemptville
- Kerwood
- Keswick
- Killarney
- King City
- Kingston
- Kingsville
- Kintore
- Kitchener
- Kleinburg

L

- La Salle
- Lafontaine
- Lakefield
- Lambeth
- Lanark
- Langton
- Lansdowne
- Leamington
- Lefroy
- Levack
- Linwood
- Listowel
- Lively
- London
- Low, QC
- Lucan
- Luskville, QC
- Lynden

M

- Maberly
- Madoc
- Maidstone
- Maitland
- Mallorytown

- Malton
- Manotick
- Maple
- Markham
- Markstay
- Marmora
- Marten River
- Massey
- Mattawa
- McDonald's Corners
- McGregor
- Melbourne
- Merlin
- Merrickville
- Metcalfe
- Midland
- Millbrook
- Milton
- Milverton
- Mississauga
- Mitchell
- Monkton
- Montebello, QC
- Moonstone
- Moose Creek
- Mount Albert
- Mount Brydges
- Mount Forest
- Mount Hope
- Mount Pleasant

N

- Nairn
- Napanee
- Navan
- Nephton
- New Dundee
- New Hamburg
- Newburgh
- Newcastle
- Newmarket
- Newtonville
- Niagara Falls
- Niagara-on-the-Lake
- Nobleton
- Noelville
- North Augusta
- North Bay
- North Gower
- Northbrook

- Norwich
- Norwich Independent
- Norwood
- Notre-Dame-de-la-Salette, QC

O

- Oak Ridges
- Oakville
- Odessa
- Ohsweken
- Oil Springs
- Omemee
- Ophir
- Orangeville
- Orillia
- Orleans
- Oro
- Orono
- Osgoode
- Oshawa
- Ottawa
- Otterville

P

- Pakenham
- Palgrave
- Palmerston
- Papineauville, QC
- Parham
- Paris
- Parkhill
- Pefferlaw
- Pelee Island
- Pelham
- Penetanguishene
- Perkins, QC
- Perth
- Peterborough
- Petrolia
- Pickering
- Picton
- Plantagenet
- Plattsville
- Pleasant Park
- Port Burwell
- Port Colborne
- Port Credit
- Port Dover
- Port Franks

- Port Lambton
- Port Lambton
- Port Loring
- Port McNicoll
- Port Perry
- Port Robinson
- Port Rowan
- Port Stanley
- Portland
- Powassan
- Prescott
- Preston
- Princeton

Q

- Queensville
- Quyon, QC

R

- Redbridge
- Restoule
- Richmond
- Richmond Hill
- Ridgetown
- Ridgeway
- Rockland
- Rockwood
- Rodney
- Russell

S

- Sarnia
- Schomberg
- Scotland
- Seaforth Independent
- Searchmont
- Sebright
- Sebringville
- Seeleys Bay
- Selby
- Selkirk
- Severn Bridge
- Shakespeare
- Sharbot Lake
- Shawville, QC
- Shedden
- Shelburne

- Simcoe
- Smiths Falls
- Snelgrove
- Sombra
- South Mountain
- South Pickering
- South Porcupine
- South River
- Spanish
- Sparta
- Spencerville
- SSM
- St Charles
- St Clements
- St George
- St Isidore de Prescott
- St Jacobs
- St Joseph Island
- St Marys
- St Thomas
- St. Catherines
- St-André-Avellin, QC
- Stayner
- Stevensville
- Stirling
- Stoney Creek
- Stoney Point
- Stouffville
- St-Pierre-de-Wakefield, QC
- Straffordville
- Stratford
- Strathroy
- Streetsville
- Stroud
- Sturgeon Falls
- Sudbury
- Sundridge
- Sutton
- Sydenham

T

- Tamworth
- Tavistock
- Tecumseh
- Témiscaming, QC
- Thamesford
- Thamesville
- Thedford
- Thessalon
- Thorndale

- Thorne
- Thornhill
- Thurlow
- Thurso, QC
- Tilbury
- Tillsonburg
- Timmins
- Toledo
- Toronto
- Tottenham
- Trenton
- Trout Creek
- Tweed

U

- Udora
- Uniondale
- Unionville
- Uxbridge

V

- Val-des-Bois, QC
- Verner
- Verona
- Victoria
- Vineland

W

- Wainfleet
- Wakefield, QC
- Wallaceburg
- Wardsville
- Warkworth
- Warren
- Wasaga Beach
- Waterdown
- Waterford
- Watford
- Watford Independent
- Waubaushene
- Welland
- Wellandport
- Wellesley
- Wellington
- West Lincoln
- West Lorne
- Westport

- Wheatley
- Whitby
- Whitefish
- Whitefish Falls
- Williamsburg
- Winchester
- Windsor
- Winona
- Wolfe Island
- Woodbridge
- Woodslee
- Woodstock
- Woodstock Independent
- Wooler
- Wyoming

Y

- Yarker

Z

- Zurich

North America Calling

We are currently selling our flat rate long distance product for calls throughout the United States and Canada with the exception of Hawaii and Alaska at an unlimited flat rate.

Our Solution:

By offering an unlimited flat rate long distance product without the need for a contract or the switching of long distance providors, XAS Telecom is carving out a niche for itself in the Ontario market.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

The company is currently offering it's Long Distance Voice over IP products to business and residential clients in Ontario. All marketing is currently being done via the internet and through word of mouth. The company intends to use proceeds from this offering to expand it's marketing scope to include telemarketing, flyer and print advertising. If the maximum proceeds are raised, the company will look into acquisition targets.

The company currently depends on a single back end VOIP carrier but can replace the providor with various other companies. The company does not feel that it can be adversely affected if the providor is lost and can replace the providor with another one or put in it's own network.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

The Industry

XAS Telecom has several products and services that we offer – all are related to the telecommunications industry. And the telecommunications industry is an important segment of the Canadian economy generating revenues in the tens of billions of dollars. XAS currently offers our products and services in Ontario.

Since the Company is selling telecommunication services our market includes every residence and business in the major cities and the smaller towns in Ontario that use long distance to call their customers and suppliers.

Competition

The flat rate industry is dominated by several small companies. These include Distributel Communications Ltd., Metro Access Ltd. and Argos Telecom. The major long distance providers, such as Bell Canada, AT&T Canada, Sprint Canada and Primus all charge by the minute and do not offer a true flat rate product.

The flat rate companies mentioned above offer a similar service within the local calling areas of some cities but none of these companies offers a comparable product that XAS presently offers on a flat rate pricing structure.

For example: Distributel offers 40 hours of calling from Toronto to Hamilton (and Hamilton to Toronto) and their surroundingcommunities at less than 2 cents per minute! Includes reverse calling feature at $29.95 / month.

To compare XAS will offer a service that allows Toronto customers unlimited calling to London, Hamilton and Kitchener for just $15.99 per month. We plan to increase our flat rate calling area in include every major city in Canada.

Since we our using the Internet to carry our voice traffic our underlying costs are less than what our non voice over internet protocol competitors would pay to provide the same level of service. We realize that our competitors also have the capability to use the Internet to expand their calling area, but since most of these companies are small and undercapitalized installing and managing the Internet infrastructure would, more than likely, be beyond their financial and technical capability.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

The majority of our efforts in the first year will be directed towards the flat rate long distance service. Our typical customer is small business and consumers who spend at least $15.00 per month in long distance calling into the cities that we service. We are not after the large corporations although they could also use our service. Once financing is in place we plan to send out over 1,000,000 flyers (businesses and residences) per month and expect a return of 0.1% or over 1,000 customers per month. We will also market our other services through telemarketers and a small direct sales team who will cross sell our other services to our flat rate business customers.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of _5_/__31___/_04____ $_2,328.61_________
(a recent date)

As of ___3__/__26___/__04___ $__0________
(inception)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

The company was incorporated in March 26th 2004. All sales are recurring in nature, and although the company does not have any contracts with any clients, the billing is recurring on a monthly basis without a cancellation from the client.

(f)

State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

The company has only one employee at this time. Once financing is in place, we plan over the next 12 months, to employ:

25-30 employees. With the majority being Customer Service Representatives.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

The company does not own any property nor does it have any leases at this time. It does not have a lease for the office it is using right now but it will eventually have to move to a larger office utilizing the proceeds from this offering.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

The company currently has an internet based CRM system specifically designed for our usage. All infrustructure has been setup for remote administration of customer service, billing, reporting, technical and accounting through the use of the world wide web.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

Not Applicable

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

There are no subsidiaries.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

The company is currently, completely, owned by Microsourceonline, Inc., it's parent corporation.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

The company was inactive last year.

	Event or Milestone	**Expected manner of occurrence or method of achievement**	**Date or number of months after receipt of proceeds when should be accomplished**
(1)	Flyer Distribution	outsource	3 months
(2)	Print Ads	outsource	2-3 weeks

(3)	Telemarketing campaign	In house	2-3 weeks
(4)			
(5)			

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)
The company believes that it can easily achieve these events with proper capital. There are numerous providors of advertising media.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

INSTRUCTION: The inquiries under Business and Properties elicit information concerning the nature of the business of the Company and its properties. Make clear what aspects of the business are presently in operation and what aspects are planned to be in operation in the future. The description of principal properties should provide information which will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities used in the enterprise. Detailed descriptions of the physical characteristics of the individual properties or legal descriptions by metes and bounds are not required and should not be given.

As to Question 4, if more than five events or milestones exist, add additional lines as necessary. A "milestone" *is a significant point in the Company's development or an* obstacle which the Company must overcome in order to become profitable.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

   Total ($ 58,437)______________ ($__0.01_____________ per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable. Not applicable.

   Offering Price Per Share / Net After-Tax Earnings Last Year Per Share = ____________________ (price/earnings multiple)

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

   ($8,437)_______________ ($__0.0017__________ per share)

   If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

   (b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

The corporation had a single share issuance of 5,000,000 common shares to it's parent corporation Microsourceonline, Inc. upon inception, March 26th 2004, for goods and services rendered to the corporation at $0.01 per share as reflected in the companies audited financial statements for the year ending May 31st 2004. The figure is attributed to facilitation fees for, employees, operating costs, rent, software and website and technology development.

8. (a) What percentage of the outstanding shares of the Company will the investors in this

offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: __50__ %

If the minimum is sold: ___0___ %

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: _$10,000,000_ *

If the minimum is sold: $5,000,000_ *

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: __0_______. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $____0___ .

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

INSTRUCTION: Financial information in response to Questions 5, 6 and 7 should be consistent with the Financial Statements. Earnings per share for purposes of Question 5 should be calculated by dividing earnings for the last fiscal year by the weighted average of outstanding shares during that year. No calculations should be shown for periods of less than one year or if earnings are negative or nominal. For purposes of Question 8, the "offering price" of any options, warrants or rights or convertible securities in the offering is the respective exercise or conversion price.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount $	If Maximum Sold Amount %
Total Proceeds	$_________0__________	$_______5,000,000____
Less: Offering Expenses	100%	$100%
Commissions & Finders Fees		
Legal & Accounting	______10,000_____	_____510,000____
Copying & Advertising	_______5,000______	_____5,000________
Other (Specify):	____________________	____________________
____________________	____________________	____________________
____________________	____________________	____________________
Net Proceeds from Offering	______-15,000__	________4,485,000_____
Use of Net Proceeds	_______0___________	____________________
Working Capital	____________________	________2,000,000_____
Advertising	____________________	_______1,485,000_____
_Aquisition_____	____________________	________1,000,000___
____________________	$____________________	$ ____________________
____________________	____________________	____________________
____________________	____________________	____________________
____________________	$____________________	$ ____________________
____________________	____________________	____________________
____________________	____________________	____________________
Total Use of Net Proceeds	____________________	______
	____________________	____________________

___	___
___	___
___	___
$_____-15,000____	$ ___4,485,000___
100%	100%

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

The order of which proceeds would be used if the maximum is not sold shall be as 1. Advertising, 2. Working Capital, 3. Acquisition funding.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

Not applicable

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

Not applicable

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

Not applicable

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

Not applicable

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

The company is currently self sufficient with current staffing but management believes that the corporation is operating as a going concern. The corporation is not in any breach of any note, loan, lease or indebtedness. There are no significant amounts of company trade payables nor are there any pending litigation issues currently or contemplated.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

 The company believes that the proceeds from this offering will satisfy the Company's cash requirements for at least the next 12 months.

INSTRUCTION: Use of net proceeds should be stated with a high degree of specificity. Suggested (but not mandatory) categories are: leases, rent, utilities, payroll (by position or type), purchase or lease of specific items of equipment or inventory, payment of notes, accounts payable, etc., marketing or advertising costs, taxes, consulting fees, permits, professional fees, insurance and supplies. Categories will vary depending on the Company's plans. Use of footnotes or other explanation is recommended where appropriate. Footnotes should be used to indicate those items of offering expenses that are estimates. Set forth in separate categories all payments which will be made immediately to the Company's executive officers, directors and promoters, indicating by footnote that these payments will be so made to such persons. If a substantial amount is allocated to working capital, set forth separate sub-categories for use of the funds in the Company's business.

If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding		
	As of:	As Adjusted	
	5 /31 /04 (date)	Minimum	Maximum
Debt:			
Short-term debt (average interest rate __0_%)	$__5,820___	$__5,820_____	$__5,820___
Long-term debt (average interest rate _0__%)	$__5,369___	$__20,369__	$__5,369___
Total debt	$__11,189___	$__26,189__	$__11,189__
Stockholders equity (deficit):			
Preferred stock — par or stated value (by class of preferred in order of preferences)			
_____Common_________	$__(8,437)____	$_(23,437)___	$_4,476,563
Common stock — par or stated value	$___0.001___	$__0.001____	$_0.001___
Additional paid in capital	$____Nil______	$____Nil______	$4,995,000_
Retained earnings (deficit)	$ (58,437)__	$_(73,437)__	$_(573,437)__
Total stockholders equity (deficit)	$(8,437)___	$_(23,437)__	$_4,476,563_
Total Capitalization __at par value $0.001_____	$_5,000_	$__5,000_	$_10,000_

Number of preferred shares authorized to be outstanding: No preferred shares are outstanding.

Number of Class of Preferred	Par Value Shares Authorized	Per Share
____________	____________	$________
____________	____________	________
____________	____________	________

Not Applicable

Number of common shares authorized: _100,000,000_ shares. Par or stated value per share, if any: $__0.001__

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: ____ shares.

Not Applicable.

INSTRUCTION: Capitalization should be shown as of a date no earlier than that of the most recent Financial Statements provided pursuant to Question 46. If the Company has mandatory redeemable preferred stock, include the amount thereof in "long term debt" and so indicate by footnote to that category in the capitalization table.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

    [x] Common Stock
    [ ] Preferred or Preference Stock
    [ ] Notes or Debentures
    [ ] Units of two or more types of securities composed of:
    ____
    [ ] Other:____

15. These securities have:

Yes	No	
[X]	[ ]	Cumulative voting rights
[ ]	[X]	Other special voting rights
[ ]	[X]	Preemptive rights to purchase in new issues of shares
[ ]	[X]	Preference as to dividends or interest
[ ]	[X]	Preference upon liquidation
[ ]	[X]	Other special rights or preferences (specify): ________________________

Explain:

16. Are the securities convertible? [ ] Yes [X] No
    If so, state conversion price or formula.
    Date when conversion becomes effective: ____/____/____
    Date when conversion expires: ____/____/____

17. (a) If securities are notes or other types of debt securities: Not applicable

(1) What is the interest rate? ________%
If interest rate is variable or multiple rates, describe:
____

(2) What is the maturity date? ____/____/____
If serial maturity dates, describe: ____

(3) Is there a mandatory sinking fund? [ ] Yes [X] No
Describe: ____

(4) Is there a trust indenture? [ ] Yes [X] No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [X] No
Describe, including redemption prices: ________________________________

(6) Are the securities collateralized by real or personal property? [ ] Yes [X] No
Describe: ____

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

Not applicable

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $__0___________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $_____0________

How much indebtedness is junior (subordinated) to the securities? $ __0___________

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Not applicable

Last Fiscal Year

		Actual	Pro Forma Minimum	Pro Forma Maximum
"Earnings" / "Fixed Charges"	=	________	________	________
If no earnings show "Fixed Charges" only		________	________	________

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock:

Not applicable

Are unpaid dividends cumulative? [ ] Yes [ ] No

Are securities callable? [ ] Yes [ ] No

Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

Not applicable

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $ ___(8,437)__

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

No agents have been designated at this time although some involvement is contemplated.

Name:	_ __	Name:	____________________
Address:		Address:	____________________
	_		____________________
Telephone No.:	( )__	Telephone No.:	(___)______________

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

The company reserves the right to pay up to 10% commissions by way of finders fees or commissions to the selling agents in whole or in part. The company will indemnify the selling agents against liablilities or may be permitted under the securities laws.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name:	____Jamie Lobo ____	Name:	____________________
Address:	211 Watline Ave, Suite 203 Mississauga, Ontario L4Z1P3	Address:	____________________ ____________________
Telephone No.:	(800)_207-5048_	Telephone No.:	(___)______________

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any

restrictions on resale that apply: Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [X] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Not applicable

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised: Not applicable

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [ ] No

Not Applicable.

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

Not applicable

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: _ CEO and CFO______________________

Name: _Jairne Brian Lobo Age: 31__________

Office Street Address:
211 Watline Ave, Suite 203 Mississauga, Ontario L4Z1P3 Telephone No.: (800)_207-5048______________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Mr. Lobo has extensive experience raising lease capital during his prior employment with CIT Group Inc from 1997 to 2000. He specialized in lease products, and was the founder of Newstar Capital in 2000, a fundraising company specializing in leases located in Toronto. Mr. Lobo founded Blue Chip PC, a national personal computer company that sold computers to retail clients with the use of revolving credit products. Mr. Lobo served as the CFO of Innofone.com OTCBB: INFN until 2003. Mr. Lobo currently acts as the President and CFO of Microsourceonline, Inc., the parent corporation of XAS Group Inc.

Education (degrees, schools, and dates): Mr. Lobo attended the University of Waterloo for Mechanical Engineering in 1994. He received his B.B.A. in economics from York University in 1996

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Mr. Lobo works on a part time basis.

30. Chief Operating Officer: Title: ____________________

Name: _TBA____________________ Age: ____________

Office Street Address: ____________________ Telephone No.: (____)____________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

31. Chief Financial Officer: Title: __CEO and CFO__________

Name: Jaime Brian Lobo___ Age: _31____________

Office Street Address: ____________________ Telephone No.: (____)____________

See paragraph 29.

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

32. Other Key Personnel:

Not applicable

(A) Name: ____________________ Age: ____________

Title: ____________________

Office Street Address: ______________________________ Telephone No.: (____)______________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

(B) Name: ________________________ Age: ____________

Title: __________________________________

Office Street Address: ______________________________ Telephone No.: (____)______________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

INSTRUCTION: The term "Chief Executive Officer" means the officer of the Company who has been delegated final authority by the board of directors to direct all aspects of the Company's affairs. The term "Chief Operating Officer" means the officer in charge of the actual day-to-day operations of the Company's business. The term "Chief Financial Officer" means the officer having accounting skills who is primarily in charge of assuring that the Company's financial books and records are properly kept and maintained and financial statements prepared.

The term "key personnel" means persons such as vice presidents, production managers, sales managers, or research scientists and similar persons, who are not included above, but who make or are expected to make significant contributions to the business of the Company, whether as employees, independent contractors, consultants or otherwise.

DIRECTORS OF THE COMPANY

33. Number of Directors: _____2_____. If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

Not applicable.

34. Information concerning outside or other Directors (i.e. those not described above):

(A) Name: ______David Sabina________________ Age: ____________

Title: __Outside Director____

Office Street Address: ______________________________ Telephone No.: (____)______________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

1989 - 1992: KPMG Peat Marwick Thorne Chartered Accountants- Accountant
1992 - 1994: Clancy & Co., Chartered Accountants - Partner
1994 - 1996: Bateman MacKay Chartered Accountants - Taxation Manager
1996 - 2000: Bateman MacKay Chartered Accountants - Partner
2000 - Present: MEUK Corporation - Director

Since 1994 David has been a frequent lecturer of R&D tracking methodologies to both professional accounting bodies and industry research personnel. Through his firm (MEUK Corporation) and its on-line knowledge management software (rdbase.net) he co-ordinates teams of development and accounting staff in the identification and documentation of activities which are eligible for income tax credits.

Education (degrees, schools, and dates):

1989: Bachelor Of Business Administration -York University
1992: Chartered Accountant - Institute of Chartered Accountants Of Ontario
1994: Master of Business Administration - York University
1996: CICA1 In-depth Tax Course

(B) Name: ______________________________ Age: __________

Title: ____

Office Street Address: ______________________________ Telephone No.: (___)__________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(C) Name: ______________________________ Age: __________

Title: ____

Office Street Address: ______________________________ Telephone No.: (___)__________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[ ] Yes [X] No Explain:

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

Not applicable

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Not applicable

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

Not applicable

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

Not applicable

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Not applicable

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Class of Shares	Average Price Per Share	No of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Name: _Microsourceonline,Inc._					
_Common	_$0.01_	_5,000,000_	_100	_5,000,000_	50_

Office Street Address:
2810 Matheson Boulevard East_
_Suite 200
Mississauga, Ontario L4W 4X7 CANADA

Telephone No. (416)848_-0266___

Principal occupation: __Parent Corporation__________________

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: ______0_____ shares (__0__ % of total outstanding)

After offering: a) Assuming minimum securities sold: ___0____ shares (___0___ % of total outstanding)

b) Assuming maximum securities sold: ___0____ shares (__0____ % of total outstanding)

(Assume all options exercised and all convertible securities converted.)

INSTRUCTION: If shares are held by family members, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the shares (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." An explanation of these circumstances should be set forth in a footnote to the "Number of Shares Now Held."

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Not applicable

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

Not applicable

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

Not applicable

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

All management has served without pay and none has been differed.

	Cash	Other
Chief Executive Officer	$________	$________
Chief Operating Officer	________	________
Chief Accounting Officer	________	________
Key Personnel:		
________	________	________
________	________	________
________	________	________
Others:		
________	________	________
________	________	________
________	________	________
Total:	$________	$________
Directors as a group (number of persons)	$________	$________

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

The corporation expects to hire additional officers and directors to in the next twelve months. Renumeration will be based on industry standards and the cash flow position of the corporation at the time of hiring.

(c) If any employment agreements exist or are contemplated, describe:

Not applicable

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: ____0______ shares (__0_____ % of total shares to be outstanding after the completion of the offering if all securities sold,

assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: ___0____ shares.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

No stock purchase agreements, nor options or warrants are contemplated at this time.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

The corporations sole officer also acts as the CFO and principal owner of the parent coporation. He has an obvious vested interest in the corporation and it's operations.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

INSTRUCTION: For purposes of Question 39(b), a person directly or indirectly controls an entity if he is part of the group that directs or is able to direct the entity's activities or affairs. A person is typically a member of a control group if he is an officer, director, general partner, trustee or beneficial owner of a 10% or greater interest in the entity. In Question 40, the term "Cash" should indicate salary, bonus, consulting fees, non-accountable expense accounts and the like. The column captioned "Other" should include the value of any options or securities given, any annuity, pension or retirement benefits, bonus or profit-sharing plans, and personal benefits (club memberships, company cars, insurance benefits not generally available to employees, etc.). The nature of these benefits should be explained in a footnote to this column.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

Not applicable

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

Not applicable

Name of Tax Advisor: ____
Address: ____
Telephone No. (____)____-____________

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

The corporation has recently started operations. As the current employees are related to the parent corporation, any material effect on the parent corporation would have widespread effects on the operations of the company and as a reporting subsidiary the corporation would be subject to any material changes in the parents management or operations.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

XAS GROUP INC.
Financial Statements
(Stated in United States Dollars)

May 31, 2004

XAS GROUP INC.

INDEX

May 31, 2004

PAGE

AUDITORS' REPORT

To the Board of Directors and Shareholder of:
XAS GROUP INC.

We have audited the accompanying balance sheet of **XAS GROUP INC.** as at May 31, 2004 and the statements of operations, shareholder's deficiency and cash flows for the period from the date of incorporation March 26, 2004 to May 31, 2004. These financial statements are the responsibility of the companys' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at May 31, 2004 and the results of its operations and their cash flows for the period March 26, 2004 to May 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Toronto, Ontario
June 21, 2004

/s/ Danziger and Hochman
Chartered Accountants

XAS GROUP INC.
Balance Sheet
(Stated in United States Dollars)
As at May 31, 2004

Statement I

	2004
ASSETS	
Current	
Bank	$ 1,958
Accounts receivable	794
	$ 2,752
LIABILITIES	
Current	
Accounts payable and accrued liabilities	$ 5,305
Deferred revenue	515
Loan payable – related party (note 3)	5,369
	11,189
SHAREHOLDER'S DEFICIENCY	
CAPITAL STOCK (note 4)	50,000
(DEFICIT) - Statement II	(58,437)
	(8,437)
	$ 2,752

ON BEHALF OF THE BOARD:

/s/ Jaime Lobo ______________________ Director

XAS GROUP INC. **Statement II**
Statement of Shareholder's Deficiency
(Stated in United States Dollars)
For the Period Ended May 31, 2004

	Common Shares	Deficit	Total
BALANCE, March 26, 2004	$ -	$ -	$ -
Issuance of common shares	50,000	-	50,000
Net (loss) for the period	-	(58,437)	(58,437)
BALANCE, May 31, 2004	$50,000	($58,437)	($ 8,437)

XAS GROUP INC.
Statement of Operations
(Stated in United States Dollars)
For the Period Ended May 31, 2004

Statement III

		2004
REVENUE		$ 4,696
EXPENSES		
Administrative		6,708
Interest and bank charges		318
Facilitation fees (note 6)		50,000
Marketing		2,442
Professional fees	3,665	
		63,133
NET (LOSS) FOR THE PERIOD		($58,437)
BASIC NET (LOSS) PER SHARE		($ .01)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING		5,000,000

XAS GROUP INC. **Statement IV**
Statement of Cash Flows
(Stated in United States Dollars)
For the Period Ended May 31, 2004

	2004
CASH FLOWS FROM OPERATING ACTIVITIES	
Net (loss) for the period	($58,437)
Changes in non-cash working capital components	
Accounts receivable	(794)
Accounts payable	5,305
Deferred revenue	515
	(53,411)
FINANCING ACTIVITIES	
Issuance of common shares	50,000
Loan payable – related party	5,369
	55,369
INCREASE IN CASH DURING PERIOD	1,958
CASH, BEGINNING OF PERIOD	-
CASH, END OF PERIOD	$ 1,958

1. COMMENCEMENT OF OPERATIONS

The Company was incorporated under the laws of the Province of Ontario on March 26, 2004. The Company was incorporated to develop and launch an online long-distance telephone service and commenced operations on March 27, 2004.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared by management in conformity with accounting principles generally accepted in the United States of America and include the following significant accounting policies:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

Financial Instruments

Financial instruments included in the balance sheet are accounts receivable, accounts payable and deferred revenues. Their carrying values approximate fair market value.

3. LOAN PAYABLE – RELATED PARTY

The loan payable is to the parent company and is non-interest bearing, has no fixed repayment terms and is due upon demand.

4. CAPITAL STOCK

Authorized	
Unlimited number of common shares	
Issued	
5,000,000 common shares	$50,000

The Company's authorized stock consists of an unlimited number of common stock with a par value of $0.01.

5. INCOME TAXES

The Company accounts for income taxes using the liability method in accordance with SCAS No. 109 Accounting for Income Taxes. Under the liability method, a deferred tax asset or liability is determine based on the difference between the financial statements and the tax basis of assets and liabilities, as measured by the enacted tax rates assumed to be in effect when the differences are expected to reverse The components of the provision for income taxes consist of the following:

Deferred Tax Assets

Net operating losses carried forward	$58,437
Less: Valuation allowance	(58,437)
	–

6. RELATED PARTY TRANSACTIONS

During the year, the Company was charged facilitation fees of $50,000 by its' parent company.

5,000,000 common shares ($50,000 value) were issued to the parent company in consideration for these services.

7. BASIC NET LOSS PER SHARE

Basic net loss per share figures are calculated using the weighted average number of common shares outstanding computed on a monthly basis.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

The corporation reported losses for the year ending May 31st 2004. The company is currently has over 180 subscribed lines and expects to be operating on a break even level until additional funding is secured.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

Management believes the corporation is currently operating with skeleton staff. Once funding is in place it expects to accelerate its acquisition of customers over the next 12 months. The company expects to aquire 10,000 subscribed services within this time period placing the corporation in a highly profitable state.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: ______ %. What is the anticipated gross margin for next year of operations? Approximately ______ %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Not applicable

50. Foreign sales as a percent of total sales for last fiscal year: ___0___ %. Domestic government sales as a percent of total domestic sales for last fiscal year: __0____ %. Explain the nature of these sales, including any anticipated changes:

PART III — EXHIBITS

Exhibits:

1. Articles of Incorporation.
2. Company By-Laws.
3. Legal opinion regarding legality of sale of shares.
4. Consent letter from Auditor Danziger and Hochman.
5. Subscription Agreement.
6. Form F-X for Canadian Issuers.

Item 1. Index to Exhibits

(a) An index to the exhibits filed should be presented immediately following the cover page to Part III.

(b) Each exhibit should be listed in the exhibit index according to the number assigned to it under Item 2 below.

(c) The index to exhibits should identify the location of the exhibit under the sequential page numbering system for this Form 1-A.

(d) Where exhibits are incorporated by reference, the reference shall be made in the index of exhibits.

Instructions:

1. Any document or part thereof filed with the Commission pursuant to any Act administered by the Commission may, subject to the limitations of Rule 24 of the Commission's Rules of Practice, be incorporated by reference as an exhibit to any offering statement.
2. If any modification has occurred in the text of any document incorporated by reference since the filing thereof, the issuer shall file with the reference a statement containing the text of such modification and the date thereof.
3. Procedurally, the techniques specified in Rule 411(d) of Regulation C shall be followed.

Item 2. Description of Exhibits

As appropriate, the following documents should be filed as exhibits to the offering statement.

(1) *Underwriting Agreement* — Each underwriting contract or agreement with a principal underwriter or letter pursuant to which the securities are to be distributed; where the terms have yet to be finalized, proposed formats may be provided.

Not Applicable.

(2) *Charter and by-laws* — The charter and by-laws of the issuer or instruments corresponding thereto as presently in effect and any amendments thereto.

(3) *Instruments defining the rights of security holders* —

(a) All instruments defining the rights of any holder of the issuer's securities, including but not limited to (i) holders of equity or debt securities being issued; (ii) holders of long-term debt of the issuer, and of all subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

Not Applicable.

(b) The following instruments need not be filed if the issuer agrees to provide them to the Commission upon request: (i) instruments defining the rights of holders of long-term debt of the issuer and all of its subsidiaries for which consolidated financial statements are required to be filed if such debt is not being issued pursuant to this Regulation A offering and the total amount of such authorized issuance does not exceed 5% of the total assets of the issuer and its subsidiaries on a consolidated basis; (ii) any instrument with respect to a class of securities which is to be retired or redeemed prior to the issuance or upon delivery of the securities being issued pursuant to this Regulation A offering and appropriate steps have been taken to assure such retirement or redemption; and (iii) copies of instruments evidencing scrip certificates or fractions of shares.

Not Applicable.

(4) *Subscription agreement* — The form of any subscription agreement to be used in connection with the purchase of securities in this offering.

(5) *Voting trust agreement* — Any voting trust agreements and amendments thereto.

Not Applicable.

(6) *Material contracts*

Not Applicable.

(a) Every contract not made in the ordinary course of business which is material to the issuer and is to be performed in whole or in part at or after the filing of the offering statement or was entered into not more than 2 years before such filing. Only contracts need be filed as to which the issuer or subsidiary of the issuer is a party or has succeeded to a party by assumption or assignment or in which the issuer or such subsidiary has a beneficial interest.

Not Applicable.

(b) If the contract is such as ordinarily accompanies the kind of business conducted by the issuer and its subsidiaries, it is made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it should be filed except where immaterial in amount or significance: (i) any contract to which directors, officers, promoters, voting trustees, security holders named in the offering statement, or underwriters are parties except where the contract merely involves the purchase or sale of current assets having a determinable market price, at such market price; (ii) any contract upon which the issuer's business is substantially dependent, as in the case of continuing contracts to sell the major part of the issuer's products or services or to purchase the major part of the issuer's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the issuer's business depends to a material extent; (iii) any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of such fixed assets of the issuer on a consolidated basis; or (iv) any material lease under which a part of the property described in the offering statement is held by the issuer.

Not Applicable.

(c) Any management contract or any compensatory plan, contract or arrangement including but not limited to plans relating to options, warrants or rights, pension, retirement or deferred compensation or bonus, incentive or profit sharing (or if not set forth in any formal document, a written description thereof) shall be deemed material and shall be filed except for the following: (i) ordinary purchase and sales agency agreements; (ii) agreements with managers of stores in a chain organization or similar organization; (iii) contracts providing for labor or salesmen's bonuses or payments to a class of security holders, as such; (iv) any compensatory plan, contract or arrangement which pursuant to its terms is available to employees generally and which in operation provides for the same method of allocation of benefits between management and non-management participants.

Not Applicable.

(7) *Material foreign patents* — Each material foreign patent for an invention not covered by a United States patent. If a substantial part of the securities to be offered or if the proceeds therefrom have been or are to be used for the particular purposes of acquiring, developing or exploiting one or more material foreign patents or patent rights, furnish a list showing the number and a brief identification of each such patent or patent right.

Not Applicable.

(8) *Plan of acquisition, reorganization, arrangement, liquidation, or succession* — Any material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement and any amendments thereto described in the offering statement. Schedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the offering statement. The plan filed shall contain a list briefly identifying the contents of all

omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.

Not Applicable.

(9) *Escrow agreements* — Any escrow agreement or similar arrangement which has been executed in connection with the Regulation A offering.

Not Applicable.

(10) *Consents* —

(a) Experts: The written consent of (i) any accountant, engineer, geologist, appraiser or any person whose profession gives authority to a statement made by them and who is named in the offering statement as having prepared or certified any part of the document or is named as having prepared or certified a report or evaluation whether or not for use in connection with the offering statement; (ii) the expert that authored any portion of a report quoted or summarized as such in the offering statement, expressly stating their consent to the use of such quotation or summary; (iii) any persons who are referenced as having reviewed or passed upon any information in the offering statement, and that such information is being included on the basis of their authority or in reliance upon their status as experts.

(b) Underwriters: A written consent and certification in the form which follows signed by each underwriter of the securities proposed to be offered. All underwriters may, with appropriate modifications, sign the same consent and certification or separate consents and certifications may be signed by any underwriter or group of underwriters.

Not Applicable.

Consent and Certification by Underwriter

Not Applicable.

1. The undersigned hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by [insert name of issuer] pursuant to Regulation A in connection with a proposed offering of [insert title of securities] to the public.

2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

3. If Preliminary Offering Circulars are distributed, the undersigned hereby

undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

____
(Underwriter)

By
____

Date
____/____/____

(d) All written consents shall be dated and manually signed.

(11) *Opinion re legality* — An opinion of counsel as to the legality of the securities covered by the Offering Statement, indicating whether they will when sold, be legally issued, fully paid and non-assessable, and if debt securities, whether they will be binding obligations of the issuer.

(12) *Sales Material* — Any material required to be filed by virtue of Rule 256.

Not Applicable.

(13) *"Test the Water" Material* — Any written document or broadcast script used under the authorization of Rule 254.

Not Applicable.

(14) *Appointment of Agent for Service of Process* — A Canadian issuer shall provide Form F-X.

(15) *Additional exhibits* — Any additional exhibits which the issuer may wish to file, which shall be so marked as to indicate clearly the subject matters to which they refer.

EXHIBIT 2

Request ID: 005969657
Demande n°:
Transaction ID: 023279840
Transaction n°:
Category ID: CT
Catégorie:

Province of Ontario
Province de l'Ontario
Ministry of Consumer and Business Services
Ministère des Services aux consommateurs et aux entreprises
Companies and Personal Property Security Branch
Direction des compagnies et des sûretés mobilières

Date Report Produced: 2004/03/26
Document produit le:
Time Report Produced: 10:35:03
Imprimé à:

Certificate of Incorporation
Certificat de constitution

This is to certify that

Ceci certifie que

XAS GROUP INC.

Ontario Corporation No.

Numéro matricule de la personne morale en Ontario

002043595

is a corporation incorporated, under the laws of the Province of Ontario.

est une société constituée aux termes des lois de la province de l'Ontario.

These articles of incorporation are effective on

Les présents statuts constitutifs entrent en vigueur le

MARCH 26 MARS, 2004

Director/Directrice
Business Corporations Act/Loi sur les sociétés par actions

Request ID / Demande°	Ontario Corporation Number *Numéro de la compagnie en Ontario*
5969657	2043595

FORM 1 / *FORMULE NUMÉRO 1*

BUSINESS CORPORATIONS ACT / *LOI SUR LES COMPAGNIES*

ARTICLES OF INCORPORATION
STATUTS CONSTITUTIFS

1. The name of the corporation is: / *Dénomination sociale de la compagnie:*

XAS GROUP INC.

2. The address of the registered office is: / *Adresse du siège social:*

c/o JAIME BRIAN LOBO
2810 MATHESON BOULEVARD EAST Suite 200

(Street & Number, or R.R. Number & if Multi-Office Building give Room No.)
(Rue et numéro, ou numéro de la R.R. et, s'il s'agit édifice à bureau, numéro du bureau)

MISSISSAUGA ONTARIO
CANADA L4W 4X7

(Name of Municipality or Post Office) (Postal Code/*Code postal*)
(Nom de la municipalité ou du bureau de poste)

3. Number (or minimum and maximum number) of directors is: / *Nombre (ou nombres minimal et maximal) d'administrateurs:*

Minimum 1 Maximum 10

4. The first director(s) is/are: / *Premier(s) administrateur(s):*

First name, initials and surname *Prénom, initiales et nom de famille* Address for service, giving Street & No. or R.R. No., Municipality and Postal Code *Domicile élu, y compris la rue et le numéro, le numéro de la R.R., ou le nom de la municipalité et le code postal*	Resident Canadian State Yes or No *Résident Canadien Oui/Non*
* JAIME BRIAN LOBO 2810 MATHESON BLVD. Suite 200 MISSISSAUGA ONTARIO CANADA L4W 4X7	YES

Request ID / Demande°	Ontario Corporation Number *Numéro de la compagnie en Ontario*
5969657	2043595

5. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise.
Limites, s'il y a lieu, imposées aux activités commerciales ou aux pouvoirs de la compagnie.

THERE ARE NO RESTRICTIONS.

6. The classes and any maximum number of shares that the corporation is authorized to issue:
Catégories et nombre maximal, s'il y a lieu, d'actions que la compagnie est autorisée à émettre:

AN UNLIMITED NUMBER OF COMMON SHARES.

Request ID / Demande°

5969657

Ontario Corporation Number
Numéro de la compagnie en Ontario

2043595

---

7. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:
Droits, privilèges, restrictions et conditions, s'il y a lieu, rattachés à chaque catégorie d'actions et pouvoirs des administrateurs relatifs à chaque catégorie d'actions que peut être émise en série:

NOT APPLICABLE

Request ID / Demande° | Ontario Corporation Number / *Numéro de la compagnie en Ontario*

5969657 | 2043595

8. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:
L'émission, le transfert ou la propriété d'actions est/n'est pas restreinte. Les restrictions, s'il y a lieu, sont les suivantes:

NO SHARE OR SHARES OF THE CAPITAL OF THE CORPORATION SHALL BE TRANSFERRED WITHOUT EITHER (I)THE CONSENT OF THE DIRECTORS OF THE CORPORATION EXPRESSED BY A RESOLUTION PASSED AT A MEETING OF THE BOARD OF DIRECTORS OR BY AN INSTRUMENT OR INSTRUMENTS IN WRITING SIGNED BY A MAJORITY OF THE DIRECTORS; OR (II) THE CONSENT OF THE HOLDERS OF AT LEAST 51% OF THE OUTSTANDING COMMON SHARES OF THE CORPORATION EXPRESSED BY A RESOLUTION PASSED AT A MEETING OF SUCH SHAREHOLDERS OR BY AN INSTRUMENT OR INSTRUMENTS IN WRITING SIGNED BY THE HOLDERS OF AT LEAST 51% OF THE OUTSTANDING COMMON SHARES OF THE CORPORATION.

Request ID / Demande° 5969657

Ontario Corporation Number
Numéro de la compagnie en Ontario
2043595

9. Other provisions, (if any, are):
Autres dispositions, s'il y a lieu:

(a) THAT THE BOARD OF DIRECTORS MAY FROM TIME TO TIME, IN SUCH AMOUNTS AND ON SUCH TERMS AS IT DEEMS EXPEDIENT:
(I) BORROW MONEY ON THE CREDIT OF THE CORPORATION;
(II) ISSUE, REISSUE, SELL OR PLEDGE DEBT OBLIGATIONS (INCLUDING BONDS, DEBENTURES, NOTES, OR OTHER EVIDENCES OF INDEBTEDNESS, GUARANTEE, SECURED OR UNSECURED) OF THE CORPORATION;
(III) TO THE EXTENT PERMITTED BY THE BUSINESS CORPORATIONS ACT (AS FROM TIME TO TIME AMENDED) GIVE DIRECTLY OR INDIRECTLY FINANCIAL ASSISTANCE TO ANY PERSON BY MEANS OF A LOAN, A GUARANTEE OR OTHERWISE ON BEHALF OF THE CORPORATION TO SECURE PERFORMANCE OF ANY PRESENT OR FUTURE INDEBTEDNESS, LIABILITY OR OBLIGATION OF ANY PERSON; AND
(IV) CHARGE, MORTGAGE HYPOTHECATE, PLEDGE OR OTHERWISE CREATE A SECURITY INTEREST IN ALL OR ANY OF THE CURRENTLY OWNED OR SUBSEQUENTLY ACQUIRED REAL OR PERSONAL, MOVABLE OR IMMOVABLE PROPERTY OF THE CORPORATION, FRANCHISES AND UNDERTAKING, TO SECURE ANY DEBT OBLIGATIONS OR ANY MONEY BORROWED, OR OTHER DEBT OR LIABILITY OF THE CORPORATION.
(b) TO THE EXTENT PERMITTED BY THE BUSINESS CORPORATIONS ACT (AS FROM TIME TO TIME AMENDED), THAT THE BOARD OF DIRECTORS MAY FROM TIME TO TIME DELEGATE TO SUCH ONE OR MORE OF THE DIRECTORS AND OFFICERS OF THE CORPORATION AS MAY BE DESIGNATED BY THE BOARD ALL OR ANY OF THE POWERS CONFERRED ON THE BOARD ABOVE TO SUCH EXTENT AND IN SUCH MANNER AS THE BOARD SHALL DETERMINE AT THE TIME OF EACH SUCH DELEGATION.
(c) THAT THE OUTSTANDING SECURITIES OF THE CORPORATION ARE BENEFICIALLY OWNED, DIRECTLY OR INDIRECTLY, BY NOT MORE THAN THIRTY-FIVE PERSONS OR COMPANIES, EXCLUSIVE OF:
(I) PERSONS OR COMPANIES THAT ARE, OR AT THE TIME THEY LAST ACQUIRED SECURITIES OF THE CORPORATION WERE, ACCREDITED INVESTORS (AS DEFINED UNDER APPLICABLE ONTARIO SECURITIES LAWS, AS MAY BE AMENDED FROM TIME TO TIME); AND
(II) CURRENT OR FORMER DIRECTORS, OFFICERS OR EMPLOYEES OF THE CORPORATION OR A CORPORATION, COMPANY, SYNDICATE, PARTNERSHIP, TRUST OR UNINCORPORATED ORGANIZATION (EACH, AN "ENTITY") AFFILIATED (AS DEFINED UNDER APPLICABLE ONTARIO SECURITES LAWS, AS MAY BE AMENDED FROM TIME TO TIME), WHO IN EACH CASE BENEFICIALLY OWN ONLY SECURITIES OF THE CORPORATION THAT WERE ISSUED AS COMPENSATION BY, OR UNDER AN INCENTIVE PLAN OF, THE CORPORATION OR AN ENTITY AFFILIATED WITH THE CORPORATION;
PROVIDED THAT:
(A) TWO OF MORE PERSONS WHO ARE THE JOINT REGISTERED HOLDERS OF ONE OR MORE SECURITIES OF THE CORPORATION SHALL BE COUNTED AS ONE BENEFICIAL OWNER OF THOSE SECURITIES; AND
(B) AN ENTITY SHALL BE COUNTED AS ONE BENEFICIAL OWNER OF THE SECURITIES OF THE CORPORATION UNLESS SUCH ENTITY HAS BEEN CREATED OR IS BEING USED PRIMARILY FOR THE PURPOSE OF ACQUIRING OR HOLDING SECURITIES OF THE CORPORATION, IN WHICH EVENT EACH BENEFICIAL OWNER OF AN EQUITY INTEREST IN THE ENTITY OR EACH BENEFICIARY OF THE ENTITY, AS THE CASE MAY BE, SHALL BE COUNTED AS A SEPARATE

Request ID / Demande° Ontario Corporation Number
Numéro de la compagnie en Ontario

5969657 2043595

9. Other provisions, (if any, are):
Autres dispositions, s'il y a lieu:

BENEFICIAL OWNER OF THOSE SECURITIES OF THE CORPORATION.
(d) THE SUBJECT TO THE PROVISIONS OF THE BUSINESS CORPORATIONS ACT, THE CORPORATION SHALL HAVE A LIEN ON THE SHARES REGISTERED IN THE NAME OF A SHAREHOLDER WHO IS INDEBTED TO THE CORPORATION TO THE EXTENT OF SUCH DEBT.
(E) THAT SUBJECT TO THE PROVISIONS OF THE BUSINESS CORPORATIONS ACT, THE CORPORATION MAY PURCHASE ANY OF ITS ISSUED SHARES.
(F) ANY INVITATION TO THE PUBLIC TO SUBSCRIBE FOR SECURITY OF THE CORPORATION IS PROHIBITED.

Request ID / Demande° 5969657

Ontario Corporation Number
Numéro de la compagnie en Ontario
2043595

10. The names and addresses of the incorporators are
Nom et adresse des fondateurs

First name, initials and last name or corporate name

Prénom, initiale et nom de famille ou dénomination sociale

Full address for service or address of registered office or of principal place of business giving street & No. or R.R. No., municipality and postal code
Domicile élu, adresse du siège social au adresse de l'établissement principal, y compris la rue et le numéro, le numéro de la R.R., le nom de la municipalité et le code postal

* JAIME BRIAN LOBO

2810 MATHESON BLVD. Suite 200

MISSISSAUGA ONTARIO
CANADA L4W 4X7

EXHIBIT 4

XAS GROUP, INC.

SUBSCRIPTION AGREEMENT

This Subscription Agreement ("***Agreement***") is entered into between XAS GROUP, INC., a Canadian company (the "***Company***"), and the undersigned investor (the "***Investor***"), as of the date on the Acceptance of Subscription signed by the Company. If more that one person signs this Agreement as an investor, then all references to the Investor in this Agreement include the co-investor(s).

1. Subscription. The Investor hereby irrevocably agrees to purchase the below designated shares of the common stock of XAS ("Shares") at a purchase price of $__________.

2. Approval; Acceptance. This Agreement will become effective only upon acceptance of the Agreement by the Company evidenced by the Company's signature below. If this Agreement is not approved and accepted, then the Company will notify the Investor and return any funds the Investor may have delivered to the Company promptly after non-acceptance.

3. Disclosure. The Investor acknowledges that the Investor received and carefully read the Regulation 1-A Offering Statement and all Exhibits thereto (the "***Disclosure Documents***"):

The Investor also acknowledges and agrees that:

- The Company has made available to the Investor, or to the Investor's attorney, accountant or representative, all other documents that the Investor has requested;
- The Investor has requested all documents and other information that the Investor has deemed necessary for making an investment in the Company;
- The Company has provided answers to all questions concerning the investment in the Company; and
- The Investor has carefully considered and has, to the extent the Investor believes such discussion necessary, discussed with the Investor's professional legal, tax and financial advisers the suitability of an investment in the Company for the Investor's particular tax and financial situation.

4. **Investor Status.** The Investor certifies that the Investor qualifies as an "***Accredited Investor***" as defined in Regulation D of the Securities Act of 1933 because the Investor is:

___ A director or executive officer of the Company;

___ A natural person whose individual net worth, or joint net worth with the Investor's spouse, at the time of the purchase exceeds $1,000,000;

___ A natural person who had an individual income in excess of $200,000 in each of the two most recent years, or joint income with the Investor's spouse in excess of $300,000 in each of those years, and who has a reasonable expectation of reaching the same income level in the current year;

___ An entity that has assets of at least $5,000,000.

___ An entity in which all of the equity owners are accredited investors.

___ A trust, with total assets in excess of $5,000,000 not formed for the specific purpose of acquiring the Shares, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of Reg. D; or

5. **Other Securities Issues.** The Investor represents and warrants to the Company that:

5.1 **Risk of Loss.** The Investor recognizes that the Company has a limited operating history, as described in the Disclosure Documents, and that an investment in the Company involves substantial risks that could result in the loss of the Investor's entire investment. The Investor is able, without impairing the Investor's financial condition, to hold the equity interest of the Company for an indefinite period and to suffer a complete loss of the Investor's investment in the Company.

5.2 **Investment Intent.** The Investor certifies that it is making the investment for Investor's own account and not on behalf of any other person, nor with a view to, or for resale or other distribution of the equity interest of the Company which has been pledged as collateral. The Investor is not acting as a "broker" or "dealer" as those terms are defined in Section 3 of the Securities Exchange Act of 1934, to the Securities.

6. **Independent Advice.** The Investor understands that this Agreement contains provisions that may have significant legal, financial and tax consequences for the Investor. The Investor acknowledges that the Company has recommended that the Investor seek independent legal, tax and financial advice before entering into this Agreement.

7. **Confidentiality.** The Investor acknowledges that the information provided to the Investor regarding the Company is confidential and non-public and agrees that all of the information will be kept in confidence by the Investor and neither used to the Investor's personal benefit (other than in connection with the Investor's investment

decision) nor disclosed to any third party. However, the Investor's obligation of nondisclosure does not apply to any such information that: (a) is part of the public knowledge or literature and is readily accessible as of the date of this Agreement, (b) becomes public knowledge or literature and, hence, readily accessible through publication not directly or indirectly attributable to the Investor, or (c) is received from third parties, except third parties who disclose it in violation of confidentiality agreements they may have with the Company.

8. General Provisions. This Agreement will be enforced, governed and construed exclusively under the laws of Canada. The parties consent to the jurisdiction of and venue in any appropriate court in Canada. This Agreement is binding upon the Investor, the Investor's heirs, estate, legal representatives, successors and assigns, and is for the benefit of the Company, its successors and assigns. If any portion of this Agreement is held to be invalid by a court having jurisdiction, the remaining terms of this Agreement shall remain in full force and effect to the extent possible. This Agreement constitutes the entire agreement of the parties, and supercedes all previous agreements, written or oral, with regard to the Investor's investment in the Company. Any agreement to waive or modify any term of this Agreement must be in writing signed by both parties. This Agreement may be executed in two or more counterparts, all of which shall constitute but one and the same instrument.

9. Investor Information. The Investor certifies under penalty of perjury that the information following the Investor's signature is correct as of the date of the signature.

Executed as of the date first written above.

INVESTOR:

Signature: ______________________________
Name: ______________________________
Title: ______________________________
Residence Address: ______________________________

____
Daytime Telephone ______________________________
E-Mail Address: ______________________________
Social Security or Tax Identification Number: ________________

Date signed: ____________________

CO-INVESTOR (if applicable):

Signature: ______________________________________
Name: ____
Title: ____
Residence Address: ____________________________

____
Daytime Telephone ____________________________
E-Mail Address: ______________________________
Social Security or Tax Identification Number: _______________

Date signed: ________________________

If Joint Ownership, check one (all parties must sign above):

[ ] Joint Tenants with Right of Survivorship [ ] Tenants in Common [ ] Community Property

If Investor is a fiduciary or business organization, check one:

[ ] Trust [ ] Estate [ ] Power of Attorney
[ ] Name and Type of Business Organization:

____

ACCEPTANCE OF SUBSCRIPTION

This Subscription has been approved by the Company and is accepted for and on behalf of the Company as of _____________, 2004.

XAS GROUP, INC.

By: ______________________________
Name: ____________________________
Title: _____________________________

EXHIBIT 10

June 29, 2004

Board of Directors
Microsourceonline Inc.
2810 Matheson Boulevard East.
Suite 200
Mississauga, Ontario
L4W 4X7

Dear Sirs:

This letter is to constitute our consent to include the financial statements of XAS Group Inc. as of May 31, 2004 in the Registration Statement filed on Form SB-1 contemporaneously herewith and subject to any required amendments thereto.

Yours very truly,

DANZIGER & HOCHMAN

Gary Cilevitz, C.A.

GC/rb

Exhibit 11

Opinion of Counsel Re Issuance of Shares

Law Offices of Glenn P. Hannemann
24 Brena
Irvine, California 92620
714 544-1912
714 544-0218 fax

August 16, 2004

Board of Directors
XAS Group, Inc
211 Watline Avenue, Suite 203
Mississauga, Ontario, Canada L4Z 1P3

Re: Issuance of Shares

Gentlemen:

Our firm has acted as counsel to XAS Group, Inc., a Canadian corporation ("Company"), in connection with offering of up to 5,000,000 shares of its common stock ("Shares") pursuant to the exemption offered by Regulation A (17CFR 230.251) as prepared on a Form 1A Offering Statement dated August 11, 2004 (the "Statement"). You have requested our opinion as set forth below, to be effective upon closing of the offering described in the Statement.

In rendering such opinion, we have examined such documents and have made such examination of law as we have deemed relevant and copies of the following documents which we assume comport to the originals thereof.

1. Articles of Incorporation of the Company and all amendments thereto.
2. Bylaws of the Company and all amendments thereto.
3. The Statement and all exhibits thereto.

Based upon the above, it is our opinion that, provided that the Shares are sold in accordance with the Statement and any related Fund Escrow agreement, upon their issuance, as a matter of applicable law the Shares will be the fully paid validly and legally issued and non-assessable common stock of the Company.

This opinion may be filed in connection with the Statement.

Very truly yours,

Glenn P. Hannemann

GPH/dhh

EXHIBIT 14

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

GENERAL INSTRUCTIONS

I. Form F-X shall be filed with the Commission:

(a) by any issuer registering securities on Form F-8, F-9, F-10 or F-80 under the Securities Act of 1933;
(b) by any issuer registering securities on Form 40-F under the Securities Exchange Act of 1934 (the "Ex change Act");
(c) by any issuer filing a periodic report on Form 40-F, if it has not previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file a report on Form 40-F arises;
(d) by any issuer or other non-U.S. person filing tender offer documents on Schedule 13E-4F, 14D-1F or 14D-9F;

(e) by any non-U.S. person acting as trustee with respect to securities registered on Form F-7, F-8, F-9, F-10, F-80, or SB-2; and

(f) by a Canadian issuer qualifying an offering statement pursuant to the provisions of Regu lation A, or reg

(g) by any non-U.S. issuer providing Form CB to the Commission in connection with a tender offer, rightsoffering or business combination.

A Form F-X filed in connection with any other Commission form should no be bound together with or be included only as an exhibit to, such other form.

II. Six copies of the Form F-X, one of which must be manually signed, shall be filed with the Commission as its principal office.

A. Name of issuer or person filing ("Filer"): XAS GROUP, INC.

B. (1) This is [check one]

[X] an original filing for the Filer

[ ] an amended filing for the Filer

(2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) [ ]

Note: Regulation S-T Rule 101(b)(9) only permits the filing of the Form F-X in paper:

(a) if the party filing or submitting the Form CB is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; or

(b) if filed by a Canadian issuer when qualifying an offering statement pursuant to the provisions of Regulation

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

A (230.251 - 230.263 of this chapter).

(3) A filer may also file the Form F-X in paper under a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202). When submitting the Form F-X in paper under a hardship exemption, a filer must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form F-X.

C. Identify the filing in conjunction with which this Form is being filed:

Name of registrant XAS GROUP, INC.

Form type Regulation 1-A

File Number (if known) Undesignated

Filed by Law Offices of Glenn P. Hannemann

Date Filed (if filed concurrently, so indicate) August 24, 2004

D. The Filer is incorporated or organized under the laws of (Name of the jurisdiction under whose laws the issuer is organized or incorporated Ontario, Canada and has its principal place of business at (Address in full and telephone number)

211 Watline Ave., Suite 203 Mississauga, Ontario L4Z1P3

(800) 207-5048

E. The Filer designates and appoints (Name of United States person serving as agent) Glenn P. Hannemann ("Agent") located at (Address in full in the United States and telephone number) 24 Brena Irvine, CA 92620 (714) 544-1912

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a) any investigation or administrative proceeding conducted by the Commission; and
(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form (Name of form) Form 1-A on (Date) August 24, 2004 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. Each person filing this Form in connection with:

(a) the use of Form F-9, F-10, 40-F, or SB-2 or Schedule 13E-4F, 14D-1F or 14D-9F stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act;

(b) the use of Form F-8, Form F-80 or Form CBstipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form F-8, Form F-80 or Form CB;

(c) its status as trustee with respect to securities registered on Form F-7, F-8, F-9, F-10, F-80, or SB-2 stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the Indenture remain outstanding; and

(d) the use of Form 1-A or other Commission form for an offering pursuant to Regulation A stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the last sale of securities in reliance upon the Regulation A exemption.

Each filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. Each person filing this Form, other than a trustee filing in accordance with General Instruction I. (a) of this Form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I. (a), I. (b), I. (c), I. (d) and I. (f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, CA Country of USA this 24th day of August 2004

Law Offices of Glenn P. Hannemann
Filer:

By: (Signature and Title)
Glenn P. Hannemann, Agent and Attorney

This statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature)

Jaime Brian Lobo
CEO
CEO, CFO and Director
(Title)

August 16/2004
(Date)

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of _____Mississauga__, Province of _Ontario____, on August 11th 2004 .

(Issuer) ____Microsourceonline, Inc.________________________

By (Signature and Title) ___Glen P. Hannemann________________

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) ____

(Title) ____Jaime Brian Lobo, Director, CEO and CFO______________________________

(Selling security holder) _Microsourceonline, Inc. ______________

(Date) August 11th 2004.

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

2. The name of each person signing the offering statement shall be typed or printed beneath the signature.

(15) *Additional exhibits* — Any additional exhibits which the issuer may wish to file, which shall be so marked as to indicate clearly the subject matters to which they refer.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of _____Mississauga__, Province of _Ontario____, on August 11th 2004 .

(Issuer) ____Microsourceonline, Inc.______________________

By (Signature and Title) ___Glen P. Hannemann____________________

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) ____

(Title) ____Jaime Lobo, Director, CEO and CFO_____________________________

(Selling security holder) _Microsourceonline, Inc. _____________

(Date) August 11th 2004.

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

2. The name of each person signing the offering statement shall be typed or printed beneath the signature.